SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

RECEIVED

2007 APR 18 A 8:17

April 13, 2007

Securities and Exchange Commiss
Office of International Corporate Fi
450 Fifth Street, N.W.
Washington D.C. 20549

07022615

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

4/19

SAMSUNG

April 13, 2007

Earnings Release 1Q 2007
Samsung Electronics

Disclaimer

This report includes forward-looking statements which can generally be identified by phrases such as Samsung Electronics (SEC) or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import.

Similarly, such statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements.

All such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in this material.

Auditing for the 1Q 2007 financial results has not been finalized. Figures in this earnings release are subject to change during the independent auditing process.

Sales and Profits

(Unit : Trillion, KRW)	1Q 07	Q-on-Q	Q4 06	1Q 06	Q-on-Q
Sales	**14.39**	**-8%**	**15.69**	**13.96**	**3%**
Gross Profit (Margin)	**3.44** (24%)	**-30%**	**4.90** (31%)	**3.78** (27%)	**-9%**
SG&A	2.26	-21%	2.85	2.17	4%
Operating Profit (Margin)	**1.18** (8%)	**-42%**	**2.05** (13%)	**1.61** (12%)	**-27%**
Non-operating Income	0.66	1%	0.65	0.61	8%
Pretax Income (Margin)	**1.84** (13%)	**-32%**	**2.71** (17%)	**2.22** (16%)	**-17%**
Income Tax	0.24	-29%	0.34	0.34	-29%
Net profit (Margin)	**1.60** (11%)	**-32%**	**2.37** (15%)	**1.88** (13%)	**-15%**

Divisional Performance - Sales

(Unit : Trillion, KRW)	1Q 07	Q-on-Q	Q4 06	1Q 06	Y-on-Y
Semiconductor	**4.48**	**-17%**	**5.42**	**4.33**	**3%**
Memory	3.30	-21%	4.19	3.23	2%
System LSI	0.57	-7%	0.61	0.49	16%
LCD	**2.84**	**-11%**	**3.18**	**2.68**	**6%**
Telecommunication	**4.60**	**-1%**	**4.65**	**4.59**	**0.2%**
Handsets	4.28	-1%	4.31	4.39	-2%
Digital Media	**1.55**	**8%**	**1.45**	**1.56**	**-0.2%**
Digital Appliances	**0.77**	**-2%**	**0.79**	**0.69**	13%
Total	**14.39**	**-8%**	**15.69**	**13.96**	**3%**

Divisional Performance – Operating Profit

(Unit : Trillion, KRW)	1Q 07	Q-on-Q	Q4 06	1Q 06	Y-on-Y
Semiconductor	**0.54**	-68%	**1.66**	**1.12**	-52%
(Margin)	(12%)		(31%)	(26%)	
LCD	**0.07**	-76%	**0.31**	**0.11**	-32%
(Margin)	(3%)		(10%)	(4%)	
Telecommunication	**0.60**	72%	**0.35**	**0.46**	29%
(Margin)	(13%)		(7%)	(10%)	
Digital Media	**-0.04**		**-0.15**	**-0.05**	
(Margin)	(-2%)		(-11%)	(-3%)	
Appliances	**-**		**-0.14**	**-0.02**	
(Margin)	(0%)		(-17%)	(-3%)	
Total	**1.18**	-42%	**2.05**	**1.61**	-27%
(Margin)	(8%)		(13%)	(12%)	

Financial Position

(Unit: Trillion KRW)	1Q 07	FY 06	FY 05
Assets	**56.5**	**57.8**	**50.5**
Cash*	2.9	6.4	6.9
A/R & Inventories	5.5	5.1	4.4
PP & E	29.8	28.8	24.7
Other Assets	18.3	17.5	14.5
Liabilities	**12.1**	**12.6**	**10.9**
Debt	0.1	0.1	0.1
Other Liabilities	12.0	12.5	10.8
Shareholders Equity	**44.4**	**45.2**	**39.6**
Debt / Equity	**0.2%**	**0.2%**	**0.2%**
Net Debt / Equity	**-6.3%**	**-13.9%**	**-17.1%**
Return on Equity	**14.3%**	**18.7%**	**20.4%**
Return on Asset	**11.2%**	**14.6%**	**16.0%**

** Cash = cash + cash equivalent + short-term financial instruments + marketable securities*

Cash Flow

(Unit: Trillion KRW)	1Q 07	Q4 06
Cash* (Beginning of period)	**6.37**	**5.18**
Cash flow from Operation	**1.89**	**4.48**
Net Profit	*1.60*	*2.37*
Depreciation	*1.66*	*1.60*
Income(Loss) from Equity method	*-0.56*	*-0.54*
Increase(decrease) in Working Capital, etc	*-0.84*	*1.05*
Cash flow from Investment	**-2.78**	**-3.34**
CAPEX	*-2.63*	*-2.73*
Cash flow from Finance	**-2.54**	**0.05**
Dividend	*-0.75*	-
Decrease of Short-term borrowings	-	-
Repurchase of Shares	*-1.83*	-
Proceeds from sales of shares Under stock option plan	*0.03*	*0.05*
Net decrease in cash	***-3.46***	***1.19***
Cash (End of period)	**2.91**	**6.37**

** Cash = cash + cash equivalent + short-term financial instruments + marketable securities*

Capital Expenditure

(Unit: Trillion KRW)	07 Plan	Q1(Actual)	(%)	06 Actual
Semiconductor	**5.44**	**2.15**	**40%**	**6.64**
Memory	4.82	1.99	41%	5.82
System LSI	0.54	0.15	28%	0.75
LCD	**1.41**	**0.32**	**23%**	**2.53**
Telecommunication	**0.56**	**0.05**	**9%**	**0.22**
Digital Media & Others	**0.69**	**0.19**	**28%**	**0.62**
Total	8.10	**2.72**	**34%**	**10.01**

For a detailed presentation of our 1Q 2007 results including business outlook,

Please refer to the following link :

http://www.samsung.com/ir

END